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CATHERINE FAUVER catherine.fauver@dechert.com +1 617 728 7190 Direct +1 617 426 6567 Fax

January 28, 2022

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 408 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Cynthia Yi of Dechert LLP and me during a telephonic discussion on December 20, 2021 with respect to your review of Post-Effective Amendment No. 408 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs ActiveBeta® World Low Vol Plus Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1. Please supplementally provide the index methodology for the Goldman Sachs ActiveBeta® World Low Vol Plus Equity Index (the “Index”).

Response 1. The Registrant previously submitted a correspondence dated January 28, 2022 containing the draft index methodology white paper for the Index.

Comment 2. Please provide the completed “Annual Fund Operating Expenses” table for the Fund before filing the effective registration statement.

Mr. Christopher Bellacicco January 28, 2022 Page 2

Response 2. The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A to this correspondence.

Comment 3. In the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections in the Prospectus, please clarify if the Index will reach developed market issuers outside the United States or disclose “outside of the United States” to the end of the sentence: “The Index is designed to deliver exposure to large- and mid-capitalization equity securities of developed market issuers.”

Response 3. The Registrant has revised its disclosure consistent with this comment.

Comment 4. The “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections state that “[t]o construct the ActiveBeta® Low Volatility Factor Subindex, all constituents in the Reference Index are first reweighted using 50% cap-weight and 50% equal-weight within sectors and countries or regions.” Please elaborate or clarify how this reweighting works.

Response 4. The Registrant has revised its disclosure to clarify how the reweighting works: “To construct the ActiveBeta® Low Volatility Factor Subindex, an equal -weighted index is constructed by equally weighting stocks within sectors by country (e.g. U.S. Financials). The weight of a stock in the reweighted Reference Index is the average of its weight in the Reference Index and its weight in the equal-weighted index.”

Comment 5. Please provide the number of securities included in the Index with your response and supplementally explain the anticipated minimum percentage that will be invested in issuers organized or located in countries outside the United States or doing a substantial amount of business outside of the United States.

Response 5. The Fund’s principal investment strategies disclosure has been revised to include the number of securities included in the Index, and the Fund’s completed index constituency sentence is attached hereto as Exhibit B to this correspondence. Initially, approximately 34% of the Index is expected to consist of issuers organized or located in countries outside the United States or doing a substantial amount of business outside of the United States, although this percentage will vary over time. The Registrant respectfully notes that the Fund’s non-U.S. market capitalization is comparable with other funds that use “World” in the fund’s name.

Comment 6. The Staff notes that the “Summary—Principal Investment Strategies” section states that “…in the event that these factors point to more than one country, the Reference Index methodology provides for consideration of certain additional factors.” Please briefly discuss these “certain additional factors.”

Mr. Christopher Bellacicco January 28, 2022 Page 3

Response 6. Per the Solactive Global Benchmark Series methodology, the issuer’s country of domicile and its country of risk (i.e., the country in which the issuer would be influenced the most by potential changes in the business environment) are the additional factors considered to determine a security’s country of primary listing. The disclosure has been updated accordingly.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7190 if you wish to discuss this correspondence further.

Sincerely,

/s/ Catherine Fauver

Catherine Fauver

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Melissa O’Neill, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Mr. Christopher Bellacicco January 28, 2022 Page 4

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.25%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Exhibit B

As of November 3, 2021, the Index consisted of 300 securities with a market capitalization range of between approximately $571 million and $2.5 trillion from issuers in the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Poland, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States.